Indoor Harvest Corp

5300 East Freeway, Suite A

Houston, Texas 77020

August 24, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Indoor Harvest Corp Request for Withdrawal of Registration Statement on Form S-1 (Form RW) File No. 333-222754

Ladies and Gentlemen:

Indoor Harvest Corp, a Texas corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-222754), which was filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2018 and amended by Amendment No. 1 on May 31, 2018, together with all exhibits thereto (collectively, the “Registration Statement”).

Pursuant to a conversation with the Commission and our legal counsel, the Company has been requested by the Commission to withdraw the Registration Statement (which was registering securities of an “equity line” financing arrangement) due to amendments that were needed to the equity line and to the convertible promissory notes held by the holder of the equity line. The Company was planning to file a new registration statement for the equity line, however, the Company has determined at this time not to proceed with the equity line offering.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

The Company confirms that no securities included in the Registration Statement have been or will be distributed, issued or sold by the Selling Stockholder named therein pursuant to the Registration Statement. Furthermore, there was no circulation of the Registration Statement as the Registration Statement was not declared effective by the Commission.

If you have any questions regarding the foregoing application for withdrawal, please contact the Company’s securities counsel, Laura Anthony, Esq. of Legal & Compliance, LLC at (561) 514-0936 or lanthony@legalandcompliance.com.

Very truly yours,

INDOOR HARVEST CORP

By:	/s/ Daniel Weadock
Daniel Weadock Chief Executive Officer